Exhibit 99.1

SSE Stock Code: 688472	SSE Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

2025 First Quarter Report

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements or material omissions, and they are legally responsible for the truthfulness, accuracy and completeness of the information contained herein.

Important Notice:

The board of directors, the supervisory committee, the directors, supervisors, and senior management members of the Company guarantee that the information contained in this quarterly report is true, accurate, and complete without any false information, misleading statements or material omissions, and severally and jointly accept legal responsibility for the above.

The person in charge of the Company, person in charge of accounting function, and the person in charge of accounting institution (head of accounting department) guarantee that the financial statements contained in this quarterly report are true, accurate, and complete.

Whether the financial statements for the first quarter have been audited:

☐ Yes √ No

1. Key Financial Data

(1) Key Accounting Data and Financial Indicators

Unit: Yuan Currency: RMB

Item	Current Reporting Period	Same Period Last Year	Increase/Decrease Over the Same Period Last Year (%)
Operating revenue	8,585,581,523.55	9,597,025,639.08	-10.54
Net profit attributable to the shareholders of the Company	47,258,234.74	578,756,053.09	-91.83
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	87,314,740.18	638,439,329.37	-86.32
Net cash flow from operating activities	1,385,034,713.22	-841,668,983.03	Not applicable
Basic earnings per share (RMB/share)	0.01	0.16	-93.75
Diluted earnings per share (RMB/share)	0.01	0.16	-93.75
Weighted average return on equity (%)	0.21	2.66	Decreased by 2.45%
Total R&D expenditure	173,509,323.43	240,842,106.66	-27.96
R&D expenditure as a percentage of operating revenue (%)	2.02	2.51	Decreased by 0.49%

	End of Current Reporting Period	End of Previous Year	Increase/Decrease at the End of Current Reporting Period over the End of Previous Year (%)
Total assets	66,405,740,350.65	65,358,725,774.94	1.60
Equity attributable to the shareholders of the Company	22,899,393,196.90	22,901,516,044.38	-0.01

(2) Non-recurring Gain and Loss Items and Amounts

√ Applicable ☐ Not applicable

Unit: Yuan Currency: RMB

Item	Amount for the Current Reporting Period	Explanation
Gains and losses on disposal of non-current assets, including the written-off portion of asset impairment provisions made	-24,722,861.42
Government grants included in the current profit and loss, except for those which are closely related to the Company’s ordinary operations, comply with national policies and regulations, and continuously received in certain standard amounts or quantities	44,701,230.21
Gains and losses from changes in fair value of financial assets and liabilities by non-financial enterprise, and gains and losses on disposal of financial assets and liabilities, except for effective hedging transactions related to the Company’s ordinary operations	-86,730,315.30
Profits and losses from entrusting investment or management of assets to others	8,819,362.71
Reversal of provision for impairment of accounts receivable and contract assets that are individually tested for impairment	5,318,494.48
Other non-operating gains and losses other than the above	8,287,750.21
Less: Effect of income tax	-4,273,655.30
Effect of minority interests (after tax)	3,821.63
Total	-40,056,505.44

Explanations shall be given on significant items classified as non-recurring gains and losses by the Company that are not set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss”, and on non-recurring gains and losses items set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss” but classified as ordinary gains and losses by the Company.

☐ Applicable √ Not Applicable

(3) Changes in Key Accounting Data and Financial Indicators and the Reasons Thereof

√ Applicable ☐ Not Applicable

Item	Change (%)	Main Reason
Net profit attributable to the shareholders of the Company	-91.83	Mainly due to the decrease in average selling price (“ASP”) during the reporting period, which caused the operating revenue to decrease compared with the same period last year. At the same time, tariffs and freight costs increased, which lowered the gross margin; in addition, part of the impact was offset by a decrease in comprehensive manufacturing costs.
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	-86.32
Basic earnings per share	-93.75	A decrease in net profit resulting in a decrease in basic earnings per share compared to the same period last year.
Diluted earnings per share	-93.75	A decrease in net profit resulting in a decrease in diluted earnings per share compared to the same period last year.

2. Shareholder Information

(Omitted)

3. Other Reminders

Other important information about the Company’s operations during the Reporting Period that should be brought to the attention of investors

√ Applicable ☐ Not Applicable

The solar industry is currently facing significant challenges, with severe supply-demand imbalances leading to intense price competition. Additionally, escalating geopolitical tensions, compounding with high trade barriers and other factors, have imposed considerable operational and financial pressures on the entire solar industry and the companies within it. In this environment, long-term capabilities and strategic planning have become increasingly critical. The Company has navigated multiple industry cycles, and its 2024 performance has demonstrated the Company’s resilience and endurance. In the first quarter of 2025, despite the impact of U.S. tariffs (which reduced pre-tax profits by approximately 550 million yuan in the first quarter of 2025), the Company remained profitable. Facing U.S. tariff barriers on Chinese solar and battery energy storage products, the Company is actively leveraging wisdom and resilience to explore new pathways, with the following key measures:

1.	Utilize the current 90-day window to maximize existing supply chain capacities in Southeast Asia and other regions.

2.	Accelerate relocation of certain manufacturing and procurement processes to low-tariff regions, optimize global manufacturing plan.

3.	Leverage first-mover and scale advantages of the Company’s U.S.-based module, cell, and battery production facilities to ensure and expedite U.S. factories' stable output, and ensure continuous, localized product delivery for customers.

4.	Actively negotiate with major clients and suppliers to reasonably share tariff costs and maintain supply chain stability.

5.	Prepare for potential U.S.-China negotiation and adjustment of tariffs to a relatively reasonable range, while pursuing tariff exemptions or reductions for specific products through multiple channels.

4. Quarterly Financial Statements

(1) Type of audit opinion

☐ Applicable √ Not Applicable

(2) Financial Statements

Consolidated Balance Sheet

March 31, 2025

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	March 31, 2025	December 31, 2024

Current assets:
Monetary funds	10,787,183,757.14	11,688,826,909.43
Financial assets held for trading	1,904,440,814.70	2,034,882,788.51
Derivative financial assets	4,961,539.72	92,806,634.35
Notes receivable	880,210,668.13	861,481,990.38
Accounts receivable	7,369,161,522.25	9,155,179,851.63
Receivables financing	270,805,242.25	138,466,445.78
Prepayments	1,296,507,078.86	659,388,304.28
Other receivables	850,824,572.40	914,947,840.43
Inventories	9,122,232,301.31	7,163,763,035.24
Contract assets	2,477,977,569.40	2,195,888,307.53
Other current assets	1,622,377,370.05	1,512,341,392.54
Total current assets	36,586,682,436.21	36,417,973,500.10
Non-current assets:
Long-term equity investments	401,314,969.47	396,036,414.04
Other equity investments	121,735,654.68	122,266,659.55
Other non-current financial assets	616,202,830.89	541,202,830.89
Fixed assets	16,173,556,977.26	16,852,039,016.37
Construction in progress	5,187,761,522.40	4,145,424,210.00
Right-of-use assets	1,755,089,897.10	1,491,204,182.40
Intangible assets	804,346,655.56	814,944,781.53
Long-term prepaid expenses	1,450,856,801.06	1,398,527,116.94
Deferred tax assets	2,586,239,971.62	2,212,763,910.66
Other non-current assets	721,952,634.40	966,343,152.46
Total non-current assets	29,819,057,914.44	28,940,752,274.84
Total assets	66,405,740,350.65	65,358,725,774.94
Current liabilities:
Short-term loan	7,600,464,885.71	7,963,341,808.45
Derivative financial liabilities	23,510,894.70	98,752,064.87
Notes payable	4,115,832,850.77	4,582,688,810.15
Accounts payable	7,152,674,956.01	6,262,635,437.93
Contract liabilities	3,477,638,623.33	2,967,105,761.40
Employee benefits payables	430,844,260.37	345,496,157.60
Taxes payable	1,235,323,787.40	918,855,295.82
Other payables	5,482,384,733.95	6,457,923,476.87
Non-current liabilities due within one year	2,839,502,324.71	2,222,200,018.84
Other current liabilities	54,510,418.25	56,506,789.55
Total current liabilities	32,412,687,735.20	31,875,505,621.48
Non-current liabilities:
Long term loan	6,505,750,605.99	6,368,795,253.15
Lease liabilities	1,714,758,064.02	1,431,572,455.20
Long-term payables	2,208,356.77	2,234,604.13
Estimated liabilities	657,231,257.51	621,000,125.23
Deferred income	1,231,599,613.65	1,208,669,987.90
Deferred income tax liabilities	132,871,533.56	117,432,957.46
Other non-current liabilities	876,304,508.05	856,754,597.79
Total non-current liabilities	11,120,723,939.55	10,606,459,980.86
Total Liabilities	43,533,411,674.75	42,481,965,602.34
Owner’s equity (or shareholders’ equity):
Paid-in capital (or equity)	3,688,217,324.00	3,688,217,324.00
Capital reserve	7,876,653,750.49	7,851,247,693.96
Less: Treasury stock	719,937,272.21	566,350,601.81
Other comprehensive income	-124,925,568.16	-203,725,099.81
Surplus reserve	198,658,135.88	198,658,135.88
Undistributed profits	11,980,726,826.90	11,933,468,592.16
Total equity attributable to the Company (or shareholders’ equity)	22,899,393,196.90	22,901,516,044.38
Minority interests	-27,064,521.00	-24,755,871.78
Total owners’ equity (or shareholders’ equity)	22,872,328,675.90	22,876,760,172.60
Total liabilities and owners’ equity (or shareholders’ equity)	66,405,740,350.65	65,358,725,774.94

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution: Pan Naihong

Consolidated Income Statement

January-March 2025

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	First quarter of 2025	First quarter of 2024
I. Total operating revenue	8,585,581,523.55	9,597,025,639.08
Including: Operating revenue	8,585,581,523.55	9,597,025,639.08
2. Total operating costs	8,910,040,924.80	8,846,922,488.86
Including: Operating costs	8,005,845,474.13	7,972,762,324.47
Taxes and surcharges	35,481,870.45	32,768,534.27
Selling expenses	256,242,816.04	231,541,142.64
Administrative expenses	433,885,898.72	346,161,076.91
R&D expenses	173,509,323.43	240,842,106.66
Financial expenses	5,075,542.03	22,847,303.91
Including: Interest expense	162,833,905.42	114,082,225.01
Interest income	57,463,034.13	90,488,193.69
Add: Other income	472,239,010.77	88,280,466.18
Investment income (losses indicated by “-”)	-56,678,381.79	-31,078,683.79
Including: Gains from investment in associates and joint ventures	5,278,555.43	6,663,942.60
Gains from changes in fair value (losses indicated by “-”)	-14,789,833.51	-29,219,952.19
Credit impairment losses (losses indicated by “-”)	-16,187,691.02	-17,105,029.73
Impairment loss on assets (losses indicated by “-”)	-61,624,441.35	-227,890,269.92
Gain on disposal of assets (losses indicated by “-”)	-7,198,397.08	7,665,939.63
3. Operating profit (losses indicated by “-”)	-8,699,135.23	540,755,620.40
Add: Non-operating income	16,266,592.65	137,503,502.15
Less: Non-operating expenses	25,503,306.77	11,543,149.25
4. Total profits (total losses indicated by “-” )	-17,935,849.35	666,715,973.30
Less: Income tax expense	-62,885,434.87	111,822,524.47
5. Net profit (net loss indicated by “-”)	44,949,585.52	554,893,448.83
(1) Classified by continuity of operations
1. Net profit from continuing operations (net loss indicated by “-”)	44,949,585.52	554,893,448.83
(2) Classified by ownership
1. Net profit attributable to the shareholders of the Company (net loss indicated by “-”)	47,258,234.74	578,756,053.09
2. Profit and loss attributable to minority shareholders (net loss indicated by “-”)	-2,308,649.22	-23,862,604.26
6. Other comprehensive income, net of tax	78,799,531.65	-240,199,527.20
(1) Other comprehensive income attributable to owners of the Company, net of tax	78,799,531.65	-240,199,527.20
1. Other comprehensive income that cannot be reclassified into profit or loss	-309,661.18	-
(1) Changes in fair value of other equity instrument investments	-309,661.18	-
2. Other comprehensive income to be reclassified into profit and loss	79,109,192.83	-240,199,527.20
(1) Exchange difference arising from translation of foreign currency financial statements	79,109,192.83	-240,199,527.20
7. Total comprehensive income	123,749,117.17	314,693,921.63
(1) Total comprehensive income attributable to owners of the Company	126,057,766.39	338,556,525.89
(2) Total comprehensive income attributable to minority shareholders	-2,308,649.22	-23,862,604.26
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.01	0.16
(2) Diluted earnings per share (RMB/share)	0.01	0.16

In the current reporting period, for enterprises under the same control, the net profit achieved by the merged entity before the merger was nil, and the net profit achieved by the merged entity in the previous period was nil.

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution: Pan Naihong

Consolidated Cash Flow Statement

January-March 2025

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	First quarter of 2025	First quarter of 2024

1. Cash flow from operating activities:
Cash received from sale of goods and provision of services	22,408,565,333.29	23,027,138,942.62
Tax refunds received	6,527.61	2,118,421.94
Other cash received related to operating activities	2,732,194,097.16	2,078,298,742.24
Subtotal of cash inflow from operating activities	25,140,765,958.06	25,107,556,106.80
Cash paid for purchase of goods and services rendered	16,909,227,166.99	22,657,715,511.49
Cash paid to and on behalf of employees	1,445,255,676.34	1,001,648,856.45
Various taxes paid	1,154,245,767.90	1,058,021,913.89
Other cash payments related to operating activities	4,247,002,633.61	1,231,838,808.00
Subtotal cash outflow from operating activities	23,755,731,244.84	25,949,225,089.83
Net cash flow from operating activities	1,385,034,713.22	-841,668,983.03
2. Cash flows from investing activities:
Cash received from disposal of investments	385,182,844.73	-
Cash received from return of investments	45,491,096.62	56,196,274.41
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	943,844.95	137,236,316.25
Subtotal of cash inflows from investing activities	431,617,786.30	193,432,590.66
Cash paid for the acquisition and construction of fixed assets, intangible assets and other long-term assets	1,836,898,722.71	2,016,278,000.72
Cash paid for investments	439,252,006.04	123,938,900.80
Subtotal of cash outflows from investing activities	2,276,150,728.75	2,140,216,901.52
Net cash flows from investing activities	-1,844,532,942.45	-1,946,784,310.86
3. Cash flow from financing activities:
Proceeds from loans	3,947,314,168.20	5,197,495,214.91
Other cash received from financing activities	1,404,834,145.38	1,418,368,032.35
Subtotal of cash inflows from financing activities	5,352,148,313.58	6,615,863,247.26
Cash paid for repayment of loans	3,569,620,178.91	1,987,360,000.00
Cash paid for dividends, profits or interest payments	121,778,847.44	96,277,836.79
Other cash paid for other financing activities	835,411,498.52	657,627,727.91
Subtotal of cash outflows from financing activities	4,526,810,524.87	2,741,265,564.70
Net cash flow from financing activities	825,337,788.71	3,874,597,682.56
4. Effect of changes in exchange rate on cash and cash equivalents	12,187,059.93	-18,230,276.46
5. Net increase in cash and cash equivalents	378,026,619.41	1,067,914,112.21
Add: Beginning balance of cash and cash equivalents	7,806,646,753.41	11,855,203,184.55
6. Ending balance of cash and cash equivalents	8,184,673,372.82	12,923,117,296.76

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution: Pan Naihong

Adjustments to the financial statements at the beginning of the year upon initial adoption of new accounting standards or interpretation of standards since 2025

☐ Applicable √ Not Applicable

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.

April 29, 2025

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding Canadian Solar Inc. (“Canadian Solar”)’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar power and battery energy storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to global pandemics; supply chain disruptions; governmental support for the deployment of solar power and battery energy storage; future available supplies of silicon, solar wafers and lithium cells; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as China, the U.S., Europe, Brazil and Japan; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in Canadian Solar’s filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F filed on April 26, 2024. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Inherent Uncertainty of the Forecast

The forecast should be read in conjunction with the assumptions and qualifications set forth herein. The forecast is based on numerous assumptions, many of which are beyond the control of the Company and Canadian Solar, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the forecast are based upon future business decisions and objectives, they are subject to change. Although the forecast is presented with numerical specificity and is based on reasonable expectations developed by the Company’s management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, the Company or any other person that the forecast can or will be achieved.

Chinese GAAP

The Company’s financial statements were prepared in accordance with Chinese GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Chinese GAAP differs materially from U.S. GAAP. The Company has not prepared a reconciliation of the financial statements between Chinese GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and The Company and Recurrent Energy subsidiaries. As a result, the Company’s financial statements are not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between Chinese GAAP and U.S. GAAP and how those differences might affect the information contained in the financial statements.

Some of the applicable differences between Chinese GAAP and U.S. GAAP include the presentation of the income statement, recognition of share-based compensation, the intraperiod income taxes, the accumulated and unappropriated profits, and the specific standard on assets held for sale.

No Audit or Review

The financial statements have not been audited or reviewed by the independent public accountants of Canadian Solar or the Company. The financial statements should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.